UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2015

ABBVIE INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35565	32-0375147
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

1 North Waukegan Road

North Chicago, Illinois 60064-6400

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (847) 932-7900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement.

Merger Agreement

On March 4, 2015, AbbVie Inc., a Delaware corporation (“AbbVie”), Oxford Amherst Corporation, a Delaware corporation and a wholly owned subsidiary of AbbVie (“Purchaser”), Oxford Amherst LLC, a Delaware limited liability company and a wholly owned subsidiary of AbbVie (“Merger Sub 2” and together with Purchaser, the “Merger Subs”), and Pharmacyclics, Inc., a Delaware corporation (“Pharmacyclics”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which, among other things, Purchaser will commence a tender offer (the “Tender Offer”) to purchase all of Pharmacyclics’ issued and outstanding shares of common stock, par value $0.0001 per share (the “Pharmacyclics Shares”), in exchange for cash and/or stock consideration with a value of $261.25 per Pharmacyclics Share. It is a condition to the closing of the Tender Offer that at least a majority of the outstanding Pharmacyclics Shares are tendered and not validly withdrawn. Immediately following the closing of the Tender Offer, on the terms and subject to the conditions set forth in the Merger Agreement, (i) Purchaser will be merged with and into Pharmacyclics (the “First Merger”), with Pharmacyclics surviving the First Merger and (ii) immediately following the First Merger, Pharmacyclics will be merged with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Merger”), with Merger Sub 2 surviving the Second Merger, such that following the Second Merger, the surviving company in the Second Merger will be a wholly owned direct subsidiary of AbbVie.

In the Tender Offer and the Merger, holders of Pharmacyclics Shares will have the option to elect among three forms of consideration for each Pharmacyclics Share:

•                  $152.25 in cash and a number of shares of AbbVie common stock equal to $109.00 divided by the 10-day volume weighted average closing sale price per share of AbbVie common stock for the 10 trading days prior to the acceptance of the shares in the Tender Offer (the “Mixed Consideration”);

•                  $261.25 in cash (the “Cash Consideration”); or

•                  a number of shares of AbbVie common stock equal to $261.25 divided by the 10-day volume weighted average closing sale price per share of AbbVie common stock for the 10 trading days prior to the acceptance of the shares in the Tender Offer) (the “Stock Consideration”).

Holders of Pharmacyclics Shares who do not make a valid election will receive the Mixed Consideration for their Pharmacyclics Shares.  Holders who elect to receive the Cash Consideration or Stock Consideration will be subject to proration to ensure that approximately 41.7% of the aggregate consideration will be paid in AbbVie common stock and approximately 58.3% (as reduced by the Pharmacyclics Shares held by stockholders who have properly exercised and perfected dissenters’ rights under the General Corporation Law of the State of Delaware) will be paid in cash.

Each stock option award in respect of Pharmacyclics Shares (“Option”) and Pharmacyclics restricted stock unit award (“RSU”) that is outstanding as of immediately prior to the First Merger and that is subject to performance-based vesting conditions will become fully vested at such time, with all applicable performance goals deemed achieved at target levels. Each Option or RSU, whether vested or unvested, that is outstanding as of the First Merger will be cancelled and converted into the right to receive a cash amount equal to the product of (i) the total number of Pharmacyclics Shares subject to such Option or RSU and (ii) (A) in the case of an RSU, the Cash Consideration, or (B) in the case of an Option, the excess, if any, of the Cash Consideration over the per-share exercise price of such Option (the “Equity Consideration”). The portion of the Equity Consideration that relates to an Option or RSU that is outstanding and vested as of immediately prior to the First Merger will be paid to the Option or RSU holder (less applicable taxes) in a lump sum promptly following the closing of the Merger. The portion of the Equity Consideration that relates to an Option or RSU that is outstanding and unvested as of the First Merger will be paid to the Option or RSU holder (without interest and less applicable taxes), contingent on the holder’s continued service with AbbVie or its subsidiaries through such date (with certain exceptions), on the earlier of (x) the original vesting date of such Option or RSU, or (y) December 31st of the year in which the closing of the Merger occurs.

In addition to the minimum tender condition, completion of the Tender Offer is subject to the satisfaction or waiver of a number of other customary closing conditions as set forth in the Merger Agreement, including receipt of required regulatory approvals and the expiration or termination of the applicable HSR waiting period, and effectiveness of a registration statement on Form S-4 registering the shares of AbbVie common stock to be issued in connection with the Tender Offer and the Merger. The transaction is not subject to any financing condition.

The Pharmacyclics board of directors has agreed to recommend that holders of Pharmacyclics Shares tender their shares into the tender offer, and has agreed not to solicit alternative transactions, subject to customary exceptions.

The Merger Agreement contains certain termination rights by AbbVie and Pharmacyclics. If the Merger Agreement is terminated under specified circumstances, including with respect to the change of the recommendation of Pharmacyclics’ board of directors, Pharmacyclics will pay AbbVie a termination fee equal to $680,000,000.

The cash component of the consideration is expected to be financed with a combination of new debt and cash on AbbVie’s balance sheet. AbbVie executed a commitment letter, dated March 4, 2015, with Morgan Stanley Senior Funding, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. that provides a commitment, subject to satisfaction of standard conditions, for an $18.0 billion 364-day senior unsecured bridge loan facility.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about AbbVie, Pharmacyclics or the Merger Subs or to modify or supplement any factual disclosures about AbbVie or Pharmacyclics in its public reports filed with the U.S. Securities and Exchange Commission (the “SEC”). The Merger Agreement includes representations, warranties and covenants of AbbVie, Pharmacyclics, or the Merger Subs made solely for purposes of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement, and which may be subject to important qualifications and limitations agreed to by AbbVie, Pharmacyclics, or the Merger Subs in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of AbbVie, Pharmacyclics, or the Merger Subs or any of their respective subsidiaries or affiliates. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the SEC filings of the parties or may have been used for purposes of allocating risk among the parties to the Merger Agreement rather than establishing matters as facts.

Support Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, AbbVie, Purchaser and Robert W. Duggan, the chief executive officer of Pharmacyclics, entered into a support agreement (the “Support Agreement”), pursuant to which Mr. Duggan has agreed to tender all Pharmacyclics Shares beneficially owned by him into the tender offer.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 8.01 Other Events.

As previously announced, the board of directors of AbbVie has also authorized a $5 billion increase to AbbVie’s existing share repurchase program. The share repurchase authorization permits shares to be repurchased from time to time in open market transactions, has no time limit and may be discontinued at any time. AbbVie intends to execute an accelerated share repurchase program promptly following the closing of the transaction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization by and among AbbVie Inc., Oxford Amherst Corporation, Oxford Amherst LLC and Pharmacyclics, Inc. dated as of March 4, 2015*
4.1	Support Agreement by and among AbbVie Inc., Oxford Amherst Corporation and Pharmacyclics, Inc. dated as of March 4, 2015

*                      All schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of

Regulation S-K. AbbVie hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC.

Additional Information and Where to Find It

The tender offer referenced in this Current Report on Form 8-K has not yet commenced. This report is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that AbbVie Inc. (“AbbVie”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, AbbVie and its acquisition subsidiary will file a tender offer statement on Schedule TO, AbbVie will file a registration statement on Form S-4, and Pharmacyclics will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PHARMACYCLICS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PHARMACYCLICS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Pharmacyclics stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting AbbVie’s Investor Relations department at 847-932-7900.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AbbVie files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AbbVie at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AbbVie’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

Some statements in this Current Report on Form 8-K may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated, the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action, and changes to laws and regulations applicable to our industry. Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie’s operations is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2014 Annual Report on Form 10-K, which has been filed with the Securities and Exchange Commission. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE INC.

	By:	/s/ Laura J. Schumacher
		Name:	Laura J. Schumacher
Date: March 6, 2015		Title:	Executive Vice President, Business Development, External Affairs and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization by and among AbbVie Inc., Oxford Amherst Corporation, Oxford Amherst LLC and Pharmacyclics, Inc. dated as of March 4, 2015*
4.1	Support Agreement by and among AbbVie Inc., Oxford Amherst Corporation and Pharmacyclics, Inc. dated as of March 4, 2015

*                      All schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. AbbVie hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC.